UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

High Point Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

February 13, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 7,187,121 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,187,121 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 7,187,121 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 24.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,909,349 Series A Convertible Preferred Units (“Series A Units”) and 1,277,772 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,855,070 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 7,187,121, the number of Common Units issuable upon the conversion of all of the outstanding Series A Units and Series B Units owned by the reporting person.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,277,772 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,277,772 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,277,772 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,277,772 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,855,070 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 7,187,121, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 7,187,121 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,187,121 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 7,187,121 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 24.1% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 5,909,349 Series A Convertible Preferred Units (“Series A Units”) and 1,277,772 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,855,070 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 7,187,121, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 7,187,121 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,187,121 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 7,187,121 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 24.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,909,349 Series A Convertible Preferred Units (“Series A Units”) and 1,277,772 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,855,070 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 7,187,121, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 7,187,121 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,187,121 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 7,187,121 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 24.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,909,349 Series A Convertible Preferred Units (“Series A Units”) and 1,277,772 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,855,070 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 7,187,121, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 7,187,121 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,187,121 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 7,187,121 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 24.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,909,349 Series A Convertible Preferred Units (“Series A Units”) and 1,277,772 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,855,070 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 7,187,121, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 7,187,121 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,187,121 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 7,187,121 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 24.1% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 5,909,349 Series A Convertible Preferred Units (“Series A Units”) and 1,277,772 Series B Convertible Preferred Units (“Series B Units”).

Note 2: Based on 29,855,070 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 7,187,121, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

This Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a)-(c) The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons on an as-converted basis. Unless otherwise noted, the Reporting Persons have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of such Units.

Reporting Person(1)	Amount beneficially owned(2)	Percent of class(3)
American Midstream GP, LLC (the “General Partner”)	1,277,772	4.3%
High Point Infrastructure Partners, LLC (“HPIP”)	7,187,121	24.1%
ArcLight Energy Partners Fund V, L.P. (“Fund V”)	7,187,121	24.1%
ArcLight PEF GP V, LLC (“Fund GP”)	7,187,121	24.1%
ArcLight Capital Holdings, LLC (“ArcLight Holdings”)	7,187,121	24.1%
ArcLight Capital Partners, LLC (“ArcLight Partners”)	7,187,121	24.1%
Daniel R. Revers	7,187,121	24.1%

(1)	ArcLight Holdings is the sole manager and member of ArcLight Partners. ArcLight Holdings is the investment adviser to Fund V and Fund GP is the general partner of Fund V (collectively, HPIP, Fund V, Fund GP, ArcLight Holdings and ArcLight Partners are the “ArcLight Entities”). ArcLight Partners is the manager of the general partner of Fund V. Mr. Revers is a manager of ArcLight Holdings and a managing partner of ArcLight Partners and has certain voting and dispositive rights as a member of ArcLight Partners’ investment committee. Fund V, through indirectly controlled subsidiaries, owns approximately 90% of the ownership interest in HPIP, which in turn owns 95% of the General Partner. As a result, the ArcLight Entities and Mr. Revers may be deemed to indirectly beneficially own the securities of the Issuer held by HPIP and the General Partner, but disclaim beneficial ownership except to the extent of their respective pecuniary interests therein.
(2)	For the General Partner, represents Common Units issuable upon the one-for-one conversion of 1,277,772 Series B Units and includes Series B PIK Unit distributions made on each of February 14, May 14, August 14 and November 14, 2014 and February 13, 2015. For all other reporting persons, represents Common Units issuable upon the one-for-one conversion of 5,909,349 Series A Units and 1,277,772 Series B Units, and includes distributions of Series A PIK Units made on each of August 14, 2013, November 14, 2013, February 14, 2014, May 14, 2014, August 14, 2014, November 14, 2014 and February 13, 2015.
(3)	Based on 29,855,070 Common Units outstanding, on an as-converted basis, which equals the sum of (i) 22,667,949, the number of Common Units outstanding as of November 13, 2014, based on information provided by the Issuer and (ii) 7,187,121, the number of Common Units issuable upon the conversion of all outstanding Series A Units and Series B Units.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 1 to Schedule 13D filed on November 14, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

AMERICAN MIDSTREAM GP, LLC

/s/ William Mathews
William Mathews,
Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, L.P.
its General Partner

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 1 to Schedule 13D filed on November 14, 2014).